UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D/A
Under the Securities Exchange Act of 1934
(Amendment No. 3)*

Gyre Therapeutics, Inc.
(Name of Issuer)

Common Stock, par value $0.001
(Title of Class of Securities)

403783 103
(CUSIP Number)

Ying Luo, Ph.D.
GNI Group Ltd.
Nihonbashi-Honcho YS Bldg. 3rd Floor
2-2-2 Nihonbashi-Honcho, Chuo-ku,
103-0023 Tokyo, Japan
+81-3-6214-3600
(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

November 22, 2023
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Sections 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box. ☐

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 403783 103

1	NAMES OF REPORTING PERSONS
GNI USA, Inc.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Delaware

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
73,313,885(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
73,313,885(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,313,885(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.36%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Consists of: (i) 417,768 shares of Common Stock (defined below), previously issued to GNI Group Ltd., a company incorporated under the laws of Japan with limited liability (“GNI Japan”), and GNI Hong Kong Limited, a company incorporated under the laws of Hong Kong with limited liability (“GNI Hong Kong”), in a private issuance pursuant to that certain Asset Purchase Agreement, dated December 26, 2022, as amended on March 29, 2023 (the “F351 Agreement”) and transferred to GNI USA, Inc., a Delaware corporation (“GNI USA”) in a reorganization among GNI Japan related parties (the “Reorganization”), (ii) 8,226,666 shares of Common Stock issuable upon conversion of 12,340 shares of Convertible Preferred Stock (defined below), previously issued to GNI Japan and GNI Hong Kong in a private issuance pursuant to the F351 Agreement and transferred to GNI USA in the Reorganization, (iii) 63,588,119 shares of Common Stock issued to GNI USA pursuant to that certain Business Combination Agreement, dated as of December 26, 2022 and as amended on March 29, 2023 and August 30, 2023 (the “Business Combination Agreement”), (iv) 540,666 shares of Common Stock issuable upon conversion of 811 shares of Convertible Preferred Stock issued to GNI USA in a private placement (the “Private Placement”) pursuant to that certain Securities Purchase Agreement, dated October 27, 2023 and (v) 540,666 shares of Common Stock issuable upon conversion of 811 shares of Convertible Preferred Stock underlying the warrants issued to GNI USA in the Private Placement.

(2) The ownership percentage in this schedule is based upon an aggregate of (i) 76,583,557 shares of Common Stock issued and outstanding as of November 22, 2023 and (ii) 9,307,998 shares of Common Stock issuable upon conversion of shares of Convertible Preferred Stock that are beneficially owned by GNI USA.

CUSIP No. 403783 103

1	NAMES OF REPORTING PERSONS
GNI Group Ltd.

2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP		(a)	☐
			(b)	☐

3	SEC USE ONLY

4	SOURCE OF FUNDS (SEE INSTRUCTIONS)
OO

5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(D) OR 2(E)			☐

6	CITIZENSHIP OR PLACE OF ORGANIZATION
Japan

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER
0

	8	SHARED VOTING POWER
73,313,885(1)

	9	SOLE DISPOSITIVE POWER
0

	10	SHARED DISPOSITIVE POWER
73,313,885(1)

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
73,313,885(1)

12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)			☐

13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
85.36%(2)

14	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS)
CO

(1) Consists of: (i) 417,768 shares of Common Stock, previously issued to GNI Japan and GNI Hong Kong in a private issuance pursuant to the F351 Agreement and transferred to GNI USA in the Reorganization, (ii) 8,226,666 shares of Common Stock issuable upon conversion of 12,340 shares of Convertible Preferred Stock, previously issued to GNI Japan and GNI Hong Kong in a private issuance pursuant to the F351 Agreement and transferred to GNI USA in the Reorganization, (iii) 63,588,119 shares of Common Stock issued to GNI USA pursuant to the Business Combination Agreement, (iv) 540,666 shares of Common Stock issuable upon conversion of 811 shares of Convertible Preferred Stock issued to GNI USA in the Private Placement and (v) 540,666 shares of Common Stock issuable upon conversion of 811 shares of Convertible Preferred Stock underlying the warrants issued to GNI USA in the Private Placement.

(2) The ownership percentage in this schedule is based upon an aggregate of (i) 76,583,557 shares of Common Stock issued and outstanding as of November 22, 2023 and (ii) 9,307,998 shares of Common Stock issuable upon conversion of shares of Convertible Preferred Stock that are beneficially owned by GNI USA.

Explanatory Note

This Amendment No. 3 to the statement on Schedule 13D (this “Amendment”) relates to shares of common stock, $0.001 par value (“Common Stock”) of Gyre Therapeutics, Inc., a Delaware corporation (formerly known as Catalyst Biosciences, Inc., the “Issuer”), and amends the statement on Schedule 13D filed on January 5, 2023, as amended by Amendment No. 1 filed on October 31, 2023 and further amended by Amendment No. 2 filed on November 1, 2023 (the “Original Filing”), by the Reporting Persons. Except as otherwise provided herein, each Item of the Original Filing remains unchanged. Capitalized terms used and not defined in this Amendment have the meanings set forth in the Original Filing.

Item 1.	Security and Issuer.

Item 1 of the Original Filing is amended and restated in its entirety as follows:

This Amendment relates to the shares of Common Stock. The address of the Issuer’s principal executive office is 12770 High Bluff Drive, Suite 150, San Diego, CA 92130.

Item 4.	Purpose of Transaction.

Item 4 of the Original Filing is amended by adding the following:

Convertible Preferred Stock Conversion

On November 22, 2023, GNI USA delivered to the Issuer a Notice of Stock Conversion, pursuant to which GNI USA irrevocably elected to convert 13,151 shares of Series X Convertible Preferred Stock, par value $0.001 per share, of the Issuer (“Convertible Preferred Stock”) into 8,767,333 shares of Common Stock. Subject to the Certificate of Designation of Preferences, Rights and Limitations of Series X Convertible Preferred Stock, as amended, it is anticipated that 8,767,333 shares of Common Stock will be issued to GNI USA upon such conversion on January 22, 2024.

SIGNATURE

After reasonable inquiry and to the best of its knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: November 27, 2023	GNI Group Ltd.

/s/ Thomas Eastling
	By:	Thomas Eastling
	Its:	Attorney-in-fact

Dated: November 27, 2023	GNI USA, Inc.

/s/ Thomas Eastling
	By:	Thomas Eastling
	Its:	Director